Exhibit 99-1

Advantest Corporation (FY2008 Q1)

FY2008  First Quarter Consolidated Financial Results
(Prepared in accordance with U.S. GAAP)
(Period ended June 30, 2008)
(Unaudited)

July 25, 2008
Company name	:	Advantest Corporation
(URL http://www.advantest.co.jp/investors/en-index.shtml)
Stock exchanges on which shares are listed	:	First section of the Tokyo Stock Exchange
Stock code number	:	6857
Company representative	:	Toshio Maruyama, Representative Board Director, President and CEO
Contact person	:	Hiroshi Nakamura, Executive Officer and
Vice President, Corporate Administration Group
(03) 3214-7500
Quarterly Report Filing Date (as planned)	:	August 13, 2008

(Rounded to the nearest million yen)
1.  Consolidated Results of FY2008 Q1 (April 1, 2008 through June 30, 2008)
(1)           Consolidated Financial Results（Accumulated）
(% changes as compared with the corresponding period of the previous fiscal year)
	Net sales		Operating income (loss)		Income (loss) before income taxes and equity in earnings (loss) of affiliated company		Net income (loss)

	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)
FY2008 Q1	26,458	－	(1,826)	－	(299)	－	(152)	－
FY2007 Q1	57,089	(4.7)	11,683	(28.5)	15,050	(12.6)	9,948	(13.3)

	Net income (loss) per share (basic)		Net income (loss) per share (diluted)

		Yen		Yen
FY2008 Q1	(0.85)		(0.85)
FY2007 Q1	53.53		53.31

(2)           Consolidated Financial Position
	Total assets		Net assets		Equity-to-assets ratio		Net assets per share

		Million yen		Million yen		%		Yen
FY2008 Q1	291,755		252,521		86.6		1,412.90
FY2007	298,684		254,184		85.1		1,422.20
(Reference) Stockholder’s equity: (Y) 252,521 million in FY2008 Q1, (Y) 254,184 million in FY2007

  2.  Dividends

	Dividend per share
（Record Date）	First quarter end	Second quarter end	Third quarter end	Year end	Annual total
	yen	yen	yen	yen	yen
FY2007	－	25.00	－	25.00	50.00
FY2008	－	－	－	－	－
FY2008 (forecast)	－	25.00	－	25.00	50.00
(Note) Revision of dividends forecast for this period  : None

Advantest Corporation (FY2008 Q1)

  3.  Projected Results for FY2008 (April 1, 2008 through March 31, 2009)

(% changes as compared with the corresponding period of the previous fiscal year)
	Net sales		Operating income (loss)		Income (loss) before income taxes and equity in earnings (loss) of affiliated company		Net income (loss)

	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)
FY2008 Q2 (cumulative term)	50,000	－	(5,500)	－	(4,000)	－	(2,500)	－
FY2008	－	－	－	－	－	－	－	－

	Net income (loss) per share

		Yen
FY2008 Q2 (cumulative term)	(13.99)
FY2008	－
(Note) Revision of earnings forecast for this period : Yes

  Advantest’s business focuses on test systems for semiconductors, and relies heavily on the capital expenditure of semiconductor manufacturers, test houses and foundries.  The capital expenditures of these companies are determined primarily by factors such as current or future trends in the demand for semiconductors.  In recent years, as a result of the expansion in applications for semiconductors, such as for use in digital consumer products, mobile devices and motor vehicles, it has become difficult to foresee trends in the demand for semiconductors.  Accordingly, investment plans for semiconductor related capital expenditure, the movements of which have been cyclical thus far, now vary on a daily basis.  Because of the great difficulty involved in forecasting earnings in such an operating environment, Advantest did not disclose the earnings forecast for the fiscal year ending March 31, 2009 as of April 2008.
At this time, we are able to disclose the earnings forecast for the second quarter of the fiscal year ending March 31, 2009, taking into account trends in orders input received and other factors in the first quarter.  Such earnings forecast is disclosed above.
As to the earnings forecast for the fiscal year ending March 31, 2009, Advantest intends to promptly disclose the relevant earnings forecast when such disclosure becomes possible.

4. Others
(1) Material changes in subsidiaries during this period
(Changes in scope of consolidation resulting from changes in subsidiaries): None

(2) Use of simplified accounting method and special accounting policy for quarterly financial reporting: Yes
    (Note) Please see  “Business Results” 4. Others on page 7 for details.

(3) Changes in accounting principles, procedures and the presentation of the quarterly consolidated financial statements
      1)　Changes based on revisions of accounting standard : Yes
      2)　Changes other than 1) above : None
    (Note) Please see  “Business Results” 4. Others on page 7 for details.

(4) Number of issued and outstanding stock (common stock）
     1) Number of issued and outstanding stock at the end of each fiscal period (including treasury stock):
         FY2008 Q1  199,566,770 shares; FY2007  199,566,770 shares.
     2) Number of treasury stock at the end of each fiscal period:
         FY2008 Q1  20,841,105 shares; FY2007  20,840,721shares.
    3) Average number of outstanding stock for each period (cumulative term):
         FY2008 Q1  178,725,896 shares; FY2007 Q1  185,849,626 shares.

Advantest Corporation (FY2008 Q1)

Explanation on the Appropriate Use of Future Earnings Projections and Other Special Instructions
1.  This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  These factors include: (i) changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers and communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold.  A discussion of these and other factors which may affect Advantest’s actual results, levels of activity, performance or achievements is contained in the “Operating and Financial Review and Prospects”, “Key Information - Risk Factors” and “Information on the Company” sections and elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

For the assumptions on which earnings projections are made and other related matters, please see “Business Results” 3. Prospects for the Upcoming Fiscal Year on page 6.

2.  Effective from the current fiscal year, pursuant to Paragraph 93 of the “Regulations Concerning the Terminology, Forms and Methods of Preparation of Quarterly Financial Statements”, the terminology, form and method of preparation of Advantest’s quarterly consolidated financial statements are based on U.S. generally accepted accounting principles (U.S. GAAP).

Advantest Corporation (FY2008 Q1)

[Business Results]

1. Analysis of Business Results
Consolidated Financial Results of FY2008 Q1 (April 1, 2008 through June 30, 2008)

			(in billion yen)
	Q1 of FY2007 (April 1, 2007 through June 30, 2007)	Q1 of FY2008 (April 1, 2008 through June 30, 2008)	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders input received	53.2	18.2	(65.8%)
Net sales	57.1	26.5	(53.7%)
Operating income (loss)	11.7	(1.8)	－
Income (loss) before income taxes and equity in earnings (loss) of affiliated company	15.1	(0.3)	－
Net income (loss)	9.9	(0.2)	－

The global economy in the first quarter of the fiscal year ending March 31, 2009 showed an even greater trend towards a downturn, as a result of the slowdown of the U.S. economy and the sharp price increase of oil and other resources.  In the Japanese economy, capital expenditure by corporations showed little sign of recovery due to uncertainty over the future of the economy.

In the semiconductor related markets, the price of semiconductors appeared to have bottomed out when demand and supply margins became tight due to decreased output by semiconductor manufacturers and increased demand by customers.  However, demand in connection with digital consumer products tailored towards the Beijing Olympics and the replacement of equipment by companies in favor of high-performance computers fell short of expectations, in addition to concerns over dwindling consumption of semiconductor related products due to economic slowdown, semiconductor manufacturers continued to exercise caution with respect to capital expenditure.  Accordingly, Advantest's business environment was extremely difficult.

      Accordingly, orders input received was (Y) 18.2 billion (a 65.8% decrease in comparison to the corresponding period of the previous fiscal year), net sales was (Y) 26.5 billion (a 53.7% decrease), operating loss was (Y) 1.8 billion, loss before income taxes and equity in earnings of affiliated company was (Y) 0.3 billion, and net loss was (Y) 0.2 billion.  Furthermore, the percentage of net sales to overseas customers was 75.5%, compared to 65.2% in the corresponding period of the previous fiscal year.

Conditions of business by segment are described below.

<Semiconductor and Component Test System Segment>

			(in billion yen)
	Q1 of FY2007 (April 1, 2007 through June 30, 2007)	Q1 of FY2008 (April 1, 2008 through June 30, 2008)	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders input received	39.7	10.0	(74.7%)
Net sales	41.0	17.0	(58.6%)
Operating income	10.3	0.7	(93.4%)

Advantest Corporation (FY2008 Q1)

In the Semiconductor and Component Test System Segment, capital expenditure by semiconductor manufacturers with respect to test systems for both memory and non memory semiconductors continued to be weak.  For test systems for memory semiconductors, demand increased for DRAM semiconductors, which are used in computers, and NAND-type flash memory semiconductors, which are used in mobile audio players, and other devices resulted in a price increase showing signs of an improvement in market conditions; however this did not result in a recommencement of capital expenditure by semiconductor manufacturers.  For test systems for non memory semiconductors, although inquiries in connection with the T2000 improved as a result of a recommencement of capital expenditure by several principal customers in response to an increase in demand for low-cost computers and other products, there was no significant recovery in the results for test systems for non memory semiconductors other than the T2000.
As a result of the above, orders input received was (Y) 10.0 billion (a 74.7% decrease in comparison to the corresponding period of the previous fiscal year), net sales was (Y) 17.0 billion (a 58.6% decrease) and operating income was (Y) 0.7 billion (a 93.4% decrease).

<Mechatronics System Segment>

			(in billion yen)
	Q1 of FY2007 (April 1, 2007 through June 30, 2007)	Q1 of FY2008 (April 1, 2008 through June 30, 2008)	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders input received	10.2	4.3	(57.7%)
Net sales	12.2	5.2	(57.1%)
Operating income (loss)	3.1	(1.4)	－

In accordance with the continuing weakness in demand for test systems for memory and non memory semiconductors, demand for test handler systems and device interfaces, which are connected to such test systems, also continued to be weak.
As a result of the above, orders input received was (Y) 4.3 billion (a 57.7% decrease in comparison to the corresponding period of the previous fiscal year), net sales was (Y) 5.2 billion (a 57.1% decrease) and operating loss was (Y) 1.4 billion.

<Services, Support and Others Segment>

			(in billion yen)
	Q1 of FY2007 (April 1, 2007 through June 30, 2007)	Q1 of FY2008 (April 1, 2008 through June 30, 2008)	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders input received	4.9	4.1	(15.8%)
Net sales	4.4	4.4	0.2%
Operating income	0.7	0.4	(33.4%)

Orders input received was (Y) 4.1 billion (a 15.8% decrease in comparison to the corresponding period of the previous fiscal year), net sales was (Y) 4.4 billion (a 0.2% increase) and operating income was (Y) 0.4 billion (a 33.4% decrease).

Advantest Corporation (FY2008 Q1)

  2.   Analysis of Financial Condition
Total assets at the end of FY2008 first quarter was (Y) 291.8 billion, a decrease of (Y) 6.9 billion compared to the end of the previous fiscal year, due primarily to a decrease of trade receivables.  The amount of total liabilities was (Y) 39.2 billion, a decrease of (Y) 5.3 billion compared to the end of the previous fiscal year, due primarily to a decrease of trade accounts payable.  Stockholder’s equity was (Y) 252.5 billion. Equity to assets ratio was 86.6%, an increase of 1.5 point.

(Cash Flow Condition)
Cash and cash equivalents held at the end of FY2008 first quarter were (Y) 146.9 billion, a decrease of (Y) 0.4 billion from previous fiscal year.
Significant cash flows during the first quarter of this fiscal period and their causes are described below.
Net cash provided by operating activities was (Y) 2.5 billion. This amount was primarily attributable to a decrease of (Y) 7.7 billion in trade receivables exceeding a decrease of (Y) 3.4 billion in trade accounts payable.
Net cash used in investing activities was (Y) 1.5 billion. This amount was primarily attributable to purchases of property, plant and equipment.
Net cash used in financing activities was (Y) 4.2 billion. This amount was primarily attributable to dividend payments in the amount of (Y) 4.2 billion.

3.   Prospects for the Upcoming Fiscal Year
     With respect to the semiconductor related markets, Advantest would like to be able to anticipate a recovery in demand for test systems for semiconductors due to an increase in demand for portable computers and communication equipment, with a full-scale launch of the production of next-generation DRAM semiconductors.  However, as a result of concerns over inflation due to factors such as weak global stock prices and the sharp price increase of oil and other resources, uncertainty over the future of the global economy has increased considerably and semiconductor manufactures are expected to continue to exercise caution with respect to capital expenditure.

     In this difficult environment, Advantest will focus on the timely introduction of new products tailored towards customers’ needs and the expansion of market share, in addition to working towards further cost reductions and making utmost efforts to ensure profit.

     With respect to the interim business results for the first half of FY2008, net sales are expected to amount to (Y) 50.0 billion, operating loss is expected to amount to (Y) 5.5 billion, loss before income taxes is expected to amount to (Y) 4.0 billion and net loss is expected to amount to (Y) 2.5 billion.

Advantest Corporation (FY2008 Q1)

4.  Others
(1)  Material changes in subsidiaries during this period
(Changes in scope of consolidation resulting from changes in subsidiaries): None

(2)  Use of simplified accounting method and special accounting policy for quarterly financial reporting
     Tax expense is measured using an estimated annual effective tax rate. Advantest makes, at the end of the first quarter, its best estimate of the annual effective tax rate for the full fiscal year and use that rate to provide for income taxes  on a current year-to-date basis. The estimated effective tax rate includes the deferred tax effects of expected year-end temporary differences, and carryforwards must be projected.

(3)  Changes in accounting principles, procedures and the presentation of the quarterly consolidated financial statements

     Effective from the current fiscal year, pursuant to Paragraph 93 of the “Regulations Concerning the Terminology, Forms and Methods of Preparation of Quarterly Financial Statements”, the terminology, form and method of preparation of Advantest’s quarterly consolidated financial statements are based on U.S. generally accepted accounting principles (U.S. GAAP).

     In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure.
     SFAS 157 does not expand the use of fair value to any new circumstances, but does require additional disclosures in both annual and quarterly reports. Advantest adopted SFAS 157 and its related amendments for financial assets and liabilities on April 1, 2008. SFAS 157 will be effective for non-financial assets and liabilities in financial statements issued for fiscal years beginning after November 15, 2008.
The adoption of SFAS 157 did not have a significant impact on its consolidated results of operations and financial condition.

Advantest Corporation (FY2008 Q1)

5. Consolidated Financial Statements and Other Information

(1) Consolidated Balance Sheets
	Q1 of FY2008	FY2007
	(As of June 30, 2008)	(As of March 31, 2008)
	Amount (in million yen)	Amount (in million yen)
(Assets)
Cash and cash equivalents	146,918	147,348
Trade receivables, net	23,239	30,124
Inventories	26,440	26,823
Deferred tax assets	14,228	12,678
Other current assets	6,949	6,474
Total current assets	217,774	223,447
Investment securities	10,609	9,754
Property, plant and equipment, net	49,182	50,765
Deferred tax assets	5,734	6,488
Intangible assets, net	3,392	3,476
Other assets	5,064	4,754
Total assets	291,755	298,684

Advantest Corporation (FY2008 Q1)

	Q1 of FY2008	FY2007
	(As of June 30, 2008)	(As of March 31, 2008)
	Amount (in million yen)	Amount (in million yen)
(Liabilities)
Trade accounts payable	8,850	11,765
Income taxes payable	30	585
Other accounts payable	2,480	2,458
Accrued expenses	8,311	10,940
Accrued warranty expenses	2,708	3,143
Other current liabilities	4,612	2,804
Total current liabilities	26,991	31,695
Accrued pension and severance cost	10,587	10,711
Other liabilities	1,656	2,094
Total liabilities	39,234	44,500

(Stockholders’ equity)
Common stock	32,363	32,363
Capital surplus	40,072	40,072
Retained earnings	274,069	278,689
Accumulated other comprehensive income (loss)	(4,657)	(7,615)
Treasury stock	(89,326)	(89,325)
Total stockholders’ equity	252,521	254,184
Total liabilities and stockholders’ equity	291,755	298,684

Advantest Corporation (FY2008 Q1)

(2) Consolidated Statements of Operations
Q1 of FY2008
(April 1, 2008 through
June 30, 2008)
Amount (in million yen)
Net sales	26,458
Cost of sales	12,710
Gross profit	13,748
Research and development expenses	6,732
Selling, general and administrative expenses	8,842
Operating income (loss)	(1,826)
Other income (expense):
Interest and dividends income	687
Interest expense	(3)
Other, net	843
Total other income (expense):	1,527
Income (loss) before income taxes and equity in earnings (loss) of affiliated company	(299)
Income taxes	(178)
Equity in earnings (loss) of affiliated company	(31)
Net income (loss)	(152)

Q1 of FY2008
(April 1, 2008 through
June 30, 2008)
Amount (in yen)
Net income (loss) per share
Basic	(0.85)
Diluted	(0.85)

Advantest Corporation (FY2008 Q1)

(3) Consolidated Statements of Cash Flows
Q1 of FY2008
(April 1, 2008 through
June 30, 2008)
Amount (in million yen)
I Cash flows from operating activities:
Net income (loss)	(152)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,267
Deferred income taxes	(1,146)
Changes in assets and liabilities:
Trade receivables	7,737
Inventories	455
Trade accounts payable	(3,432)
Income taxes payable	(629)
Accrued expenses	(2,710)
Accrued warranty expenses	(436)
Accrued pension and severance cost	(122)
Other	691
Net cash provided by operating activities	2,523
II Cash flows from investing activities:
Proceeds from sale of non-marketable securities	34
Proceeds from sale of property, plant and equipment	42
Purchases of intangible assets	(65)
Purchases of property, plant and equipment	(1,537)
Other	(3)
Net cash used in investing activities	(1,529)

Advantest Corporation (FY2008 Q1)

		Q1 of FY2008
		(April 1, 2008 through
		June 30, 2008)
		Amount (in million yen)
III Cash flows from financing activities:
	Dividends paid	(4,209)
	Other	(1)
	Net cash used in financing activities	(4,210)
IV	Net effect of exchange rate changes on cash and cash equivalents	2,786
V	Net change in cash and cash equivalents	(430)
VI	Cash and cash equivalents at beginning of period	147,348
VII	Cash and cash equivalents at end of period	146,918

Advantest Corporation (FY2008 Q1)

Effective from the current fiscal year, pursuant to Paragraph 93 of the “Regulations Concerning the Terminology, Forms and Methods of Preparation of Quarterly Financial Statements”, the terminology, form and method of preparation of Advantest’s quarterly consolidated financial statements are based on U.S. generally accepted accounting principles (U.S. GAAP).

(4) Notes on Preconditions to Going Concerns: None

(5)　Segment Information
1. Business Segment Information

(Rounded to the nearest million yen)
Q1 of FY2008 (April 1, 2008 through June 30, 2008)
Amount	Percentage (%)

  Semiconductor and Component Test System
Net sales to unaffiliated customers	16,883	99.5
Intersegment sales	84	0.5
Sales	16,967	100.0
Operating expenses	16,286	96.0
Operating income before stock option compensation expense	681	4.0

Mechatronics System
Net sales to unaffiliated customers	5,212	99.8
Intersegment sales	9	0.2
Sales	5,221	100.0
Operating expenses	6,647	127.3
Operating income (loss) before stock option compensation expense	(1,426)	(27.3)

Services, Support and Others
Net sales to unaffiliated customers	4,363	100.0
Intersegment sales	-	-
Sales	4,363	100.0
Operating expenses	3,926	90.0
Operating income before stock option compensation expense	437	10.0

Elimination and Corporate
Net sales to unaffiliated customers	-	-
Intersegment sales	(93)	100.0
Sales	(93)	100.0
Operating expenses	1,425	-
Operating income (loss) before stock option compensation expense	(1,518)	-

  Consolidated
Net sales to unaffiliated customers	26,458	100.0
Intersegment sales	-	-
Net sales	26,458	100.0
Operating expenses	28,284	106.9
Operating income (loss) before stock option compensation expense	(1,826)	(6.9)
Adjustment: Stock option compensation expense	-	-
Operating income (loss)	(1,826)	(6.9)

(Notes)
1.Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.
2. Advantest uses the operating income (loss) before stock option compensation expense for management's analysis of business segment results.

2. Consolidated Net Sales by Geographical Areas
(Rounded to the nearest million yen)
Net sales to unaffiliated customers	Q1 of FY2008 (April 1, 2008 through June 30, 2008)
	Amount	Percentage (%)
Americas	2,835	10.7
Europe	420	1.6
Asia	16,714	63.2
Total Overseas	19,969	75.5
Japan	6,489	24.5
Consolidated	26,458	100.0

(6) Notes on Significant Changes to Stockholders’ Equity: None

Advantest Corporation (FY2008 Q1)

【Reference】
FY2007 First Quarter Consolidated Financial Statements
(1) Consolidated Statements of Income (Summary)

	Q1 of FY2007
	(April 1, 2007 through June 30, 2007)
Item	Amount (in million yen)
Net sales		57,089

Cost of sales		27,253

Gross profit		29,836

Research and development expenses		8,202

Selling, general and administrative expenses		9,951

Operating income		11,683

Other income (expense):

Interest and dividends income	1,092

Interest expense	(3)

Other	2,278	3,367

Income before income taxes and equity in earnings of affiliated company		15,050

Income taxes		5,098

Equity in earnings (loss) of affiliated company		(4)

Net income		9,948

Q1 of FY2007
(April 1, 2007 through June 30, 2007)

Item	Amount (in yen)

Net income per share

Basic	53.53

Diluted	53.31

Advantest Corporation (FY2008 Q1)

(2) Consolidated Statements of Cash Flows (Summary)

		Q1 of FY2007
		(April 1, 2007 through June 30, 2007)
Item		Amount (in million yen)
Ⅰ	Cash flows from operating activities:

	Net income	9,948

	Adjustments to reconcile net income to net cash provided by operating activities:

	Depreciation and amortization	1,902

	Changes in assets and liabilities:

	Trade receivables	8,228

	Inventories	(8,295)

	Trade accounts payable	905

	Other	(8,161)

	Net cash provided by operating activities	4,527

Ⅱ	Cash flows from investing activities:

	Purchases of property, plant and equipment	(1,790)

	Other	(88)
	Net cash used in investing activities	(1,878)

Ⅲ	Cash flows from financing activities:

	Payments to acquire treasury stock	(19,117)

	Dividends paid	(5,770)

	Other	143
	Net cash used in financing activities	(24,744)

Ⅳ	Net effect of exchange rate changes on cash and cash equivalents	3,835

Ⅴ	Net change in cash and cash equivalents	(18,260)

Ⅵ	Cash and cash equivalents at beginning of period	196,395

Ⅶ	Cash and cash equivalents at end of period	178,135

(3) Notes on Preconditions to Going Concerns: None

Advantest Corporation (FY2008 Q1)
(4)　 Segment Information
1. Business Segment Information

(Rounded to the nearest million yen)
Q1 of FY2007 (April 1, 2007 through June 30, 2007)
Amount	Percentage (%)

Semiconductor and Component Test System
Net sales to unaffiliated customers	40,566	99.0
Intersegment sales	412	1.0
Sales	40,978	100.0
Operating expenses	30,664	74.8
Operating income before stock option compensation expense	10,314	25.2

Mechatronics System
Net sales to unaffiliated customers	12,167	100.0
Intersegment sales	-	-
Sales	12,167	100.0
Operating expenses	9,058	74.4
Operating income before stock option compensation expense	3,109	25.6

Services, Support and Others
Net sales to unaffiliated customers	4,356	100.0
Intersegment sales	-	-
Sales	4,356	100.0
Operating expenses	3,700	84.9
Operating income before stock option compensation expense	656	15.1

Elimination and Corporate
Net sales to unaffiliated customers	-	-
Intersegment sales	(412)	100.0
Sales	(412)	100.0
Operating expenses	1,984	-
Operating income (loss) before stock option compensation expense	(2,396)	-

Consolidated
Net sales to unaffiliated customers	57,089	100.0
Intersegment sales	-	-
Net sales	57,089	100.0
Operating expenses	45,406	79.5
Operating income before stock option compensation expense	11,683	20.5
Adjustment: Stock option compensation expense	-	-
Operating income	11,683	20.5

(Notes)
1. Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.
2. Advantest uses the operating income (loss) before stock option compensation expense for management's analysis of business segment results.

 2. Consolidated Net Sales by Geographical Areas

	(Rounded to the nearest million yen)
Net sales to unaffiliated customers	Q1 of FY2007 (April 1, 2007 through June 30, 2007)
	Amount	Percentage (%)
Americas	2,748	4.8
Europe	2,307	4.0
Asia	32,158	56.3
Total Overseas	37,213	65.2
Japan	19,876	34.8
Consolidated	57,089	100.0